

ROBOVET

2021 Report

Dear investors,

Dear Valued Robovet Shareholders:

Robovet ("Company") concluded its Wefunder campaign in October 2020, raising just under $200k and falling short of its goal to raise $1.07 million. Despite this shortfall, Company has leveraged its relationship with Weinberg Medical Physics (WMP) and with universities to make significant progress in 2021, both on developing its core MRI technology, as well as magnetic tool technologies that are central to its robotic therapy plans. Still, this shortfall (as well as the effects of the COVID pandemic) has adversely impacted Company's projected timelines. Nonetheless, we continue to feel that the veterinary market is a great opportunity and that the MRI technologies from Weinberg Medical Physics (WMP) still have great promise.
In collaboration with WMP and in collaborations with universities, in 2021 Robovet has completed work in:

1. Constructing MRI systems from low-cost magnetic modules: Conventional MRI systems use superconducting coils that cannot be subdivided. The WMP/Robovet design uses magnetic modules that can be built up to image arbitrarily large (or small) fields-of-view. The team has built a prototype that has demonstrated the ability to image using as few as five magnetic modules and presented the data at scientific and investor conferences. We estimate that about 100 such modules will be needed to image large animals (e.g., horses) and, when additional funds are available, we will build more modules.
2. Radiofrequency circuit design: Conventional MRI systems use expensive consoles to operate the radiofrequency circuits needed to form an image. These consoles can cost $100,000 or more. Company has collaborated with Case Western Reserve University faculty and students to build consoles at much lower cost. A prototype console was used to collect images with the five magnetic modules described above.

3. Magnetic tools: Company has collaborated with a team at Johns Hopkins University to build tools that can be manipulated with the magnetic fields produced by Company's device to cut through tissues. Company ended 2021 with $55K/$197k remaining in funds. Company intends to continue development of the animal system (albeit at a slow pace, due to its current funding). Company will then seek to raise funding, as required, to produce full MRI systems for commercialization.
Still, due to the difficulties caused both by the pandemic and the funding shortfall, there has been some difficultly retaining staff, including management and directors. For personal reasons, Dr. MC Seward stepped back from his position as CEO. However, Dr. Seward remains actively engaged on the board. While David Beylin agreed to serve as acting CEO for several months, he has also just now stepped back due to exciting new developments at his prior venture (Brain Bio, which sells

equine PET scanners). David remains a friend, advisor and shareholder in Robovet. We wish him continued success at Brain Bio and are confident that his success there will ultimately also benefit and potentially enable future sales and marketing opportunities for Robovet.

In the interim, the board has asked me to serve as acting CEO. In that capacity, I pledge to continue advancing technologies for Robovet towards commercialization of its MRI products.

Sincerely,

Irving

We need your help!

We will believe in the market and technology and would be glad to take more investment at an attractive valuation. Please feel free to contact inweinberg@robovet.com. If someone wants to be involved as an advisor to the Board, please contact us as well. If there are any mechanical or electrical engineers or physicists or veterinarians, we would be happy to have your help as well in the design and implementation.

Sincerely,

M. C. Seward

Board member/Veterinary Advisor

Pavel Stepanov

Director

Irving Weinberg

Founder/Secretary

Our Mission

Within 5 years, our goal is to be the standard for MR imaging and MR-guided therapy in the veterinary field, with treatment enabled systems installed at major veterinary centers in the US, Canada and China. We are working with university-based partners whose surgical robots have achieved better endpoints than human surgeons. Robovet technology is already backed up with 18 issued USA and China patents and over 100 patents pending.

See our full profile



How did we do this year?

Report Card



B-

😊
The Good

Continued solid technical progress

Market still strong

New scientists working on project at no additional cost to Robovet investors

☹
The Bad

We did not raise as much crowdfunding dollars as we had hoped

COVID-19 affected our ability to work efficiently in the lab

Some leadership changes

2021 At a Glance
January 1 to December 31


$0
Revenue


-$45,700
Net Loss


$7,645 **[39%]**
Short Term Debt


$0
Raised in 2021


$55,404
Cash on Hand

INCOME   BALANCE   **NARRATIVE**

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Robovet Corporation has developed a new MR imaging technology that can also help treat disease in our pets. The same magnets that provide high resolution images can also manipulate surgical tools and guide magnetic particles to help treat disease in animals such as cancer.

Within 5 years, our goal is to be the standard for MR imaging and MR-guided therapy in the veterinary field, with treatment enabled systems installed at major veterinary centers in the US, Canada and China. We are working with university-based partners whose surgical robots have achieved better endpoints than human surgeons. Robovet technology is already backed up with 18 issued USA and China patents and over 100 patents pending.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Robovet Corporation was incorporated in the State of Delaware in June 2019.

Since then, we have:

- Constructed prototypes with about 2-3 mm spatial resolution over a field-of-view of 3-cm. We need to attain 1-mm resolution over a 15-cm field-of-view to be competitive with other equine imaging modalities

- We have worked with academic collaborators (including Johns Hopkins) to develop robotic tools that can be moved with our magnetic actuators.

Historical Results of Operations

Our company was organized in June 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was % in fiscal year 2021, compared to % in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $55,404, including $55,404 in cash. As of December 31, 2020, the Company had $105,907 in total assets, including $105,907 in cash.

- *Net Loss.* The Company has had net losses of $45,700 and net losses of $80,192 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $7,645 for the fiscal year ended December 31, 2021 and $12,449 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

We plan to use the proceeds raised through WeFunder raise as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital by 2025. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Robovet Corporation cash in hand is $55,404, as of December 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $3,500/month, and operational expenses have averaged $1,656/month, for an average burn rate of $5,156 per month. Our intent is to be profitable in 2025.

No material changes or trends in our finances or operations have occurred since the financials were calculated.

Weinberg Medical Physics, Inc. ("WMP") is providing R&D resources in terms of personnel and supplies. WMP has an annual budget of about $1.5 million, including revenues from both Federal grants and non-Federal license fees (from licensees with non-overlapping fields-of-use).

Robovet is not profitable. We expect to have prototype systems ready in the next 2 years, and will try to bootstrap with sales from systems.

Weinberg Medical Physics, Inc. ("WMP") is providing R&D resources in terms of personnel and supplies. WMP has an annual budget of about $1.5 million, including revenues from both Federal grants and non-Federal license fees (from licensees with non-overlapping fields-of-use).

Net Margin: -Inf% **Gross Margin: -Inf%** **Return on Assets: -82%** **Earnings per Share: -$0.01** **Revenue per Employee: $NaN**

Cash to Assets: 100% **Revenue to Receivables: ~** **Debt Ratio: 14%**

2021_Robovet_ProfitandLossComparison.pdf

2021_Robovet_BalanceSheet.pdf

Robovet_Corporation_Year_Ending_2020_12_31-_MgmtReviewed_Financial_Statements.pdf

We ❤ Our 434 Investors



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Thank You!

From the Robovet Team



Irving Weinberg
Founder/Secretary



M.C. Seward
Board Member/Veterinary Advisor

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Pavel Stepanov	Physicist @ Brain Biosciences	2020
Irving Weinberg	Radiologist, Medical device entrepreneur @ Weinberg Medical Physics, Inc.	2019
M.C. Seward	Veterinary Radiologist @ Antech Imaging Services	2019

Officers

OFFICER	TITLE	JOINED
Irving Weinberg	Secretary	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Weinberg Medical Physics, Inc.	4,260,000 Common Stock	71.0%

Past Equity Fundraises

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